Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges calculation

	9 mos ended
	9/30/2007	2006	2005	2004	2003	2002

Income (loss) before income taxes	$16,532	$59,792	$38,643	$13,728	$(9,732)	$(2,571)

Interest expense	$23,905	$16,480	$16,660	$20,137	$30,614	$26,140
Capitalized Interest	$5,209	$6,477	$5,655	$4,577	$4,862	$5,289

Ratio of earnings to fixed charges	1.4	3.3	2.5	1.4	0.6	0.7

When we calculate our ratio of earnings to fixed charges, “earnings” are composed of the following:
•	consolidated earnings or loss from continuing operations before tax, excluding undistributed equity earnings or affiliated companies; plus

•	fixed charges, excluding capitalized interest.

Fixed charges are comprised of the following:

•	interest expense on indebtedness and capitalized interest;

•	amortization of debt issuance costs, discounts and premiums; and

•	the portion of capitalized leases deemed to be representative of interest.